Terence Ho, Director
Sunburst Acquisitions, V, Inc.
P.O. Box No. 3831
General Post Office
Hong Kong


August 1, 2007


Raquel Howard
Securities and Exchange Commission
Division of corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549


		Re:	Sunburst Acquisitions V, Inc. Item 4.01 Form
        		8-K/A Filed June 4, 2007 and Amended July 10, 2007
        		File No. 00-24483



Dear Ms. Howard,

     This letter is in connection with our amended 8-K/A filed on July 10, 2007. We have been informed to provide you with certain statements in connection with the filing of this amended form. We as management acknowledge that:

	-the company is responsible for the adequacy and accuracy of the disclosures in the filing;

	-staff comments or changes to disclosure in reponse to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

	-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.




					Very Truly Yours,



					Terence Ho, Director
					Sunburst Acquisitions V, Inc.